UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                            SCHEDULE 13G/A

               Under the Securities Exchange Act of 1934
                          (Amendment No. 3) (1)



                           KNBT BANCORP, INC.
______________________________________________________________________________
                           (Name of Issuer)


               COMMON STOCK, PAR VALUE $0.01 PER SHARE
______________________________________________________________________________
                    (Title of Class of Securities)


                            482921  10  3
______________________________________________________________________________
                           (CUSIP Number)


                         December 31, 2006
______________________________________________________________________________
       (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

______________________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Page 1 of 5 Pages

CUSIP NO. 482921 10 3                13G/A                   Page 2 of 5 Pages


______________________________________________________________________________
1.   Name of Reporting Person.
     I.R.S. Identification No. of Above Person (entities only).

     Keystone Nazareth Charitable Foundation (42-1607170)
______________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group
                                                           (A)  [ ]
                                                           (B)  [ ]
______________________________________________________________________________
3.   Sec Use Only

______________________________________________________________________________
4.   Citizenship or Place of Organization

     Non-Stock Corporation Incorporated in Delaware
______________________________________________________________________________

             5.  Sole Voting Power

Number of        0
Shares       _________________________________________________________________
Beneficially 6.  Shared Voting Power
Owned
by Each          1,531,095
Reporting    _________________________________________________________________
Person with  7.  Sole Dispositive Power

                 1,531,095
             _________________________________________________________________
             8.  Shared Dispositive Power

                 0
______________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,531,095
______________________________________________________________________________
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                         [ ]
______________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)

     5.5%
______________________________________________________________________________
12.  Type of Reporting Person

     OO
______________________________________________________________________________

CUSIP NO. 482921 10 3                13G/A                   Page 3 of 5 Pages



Item 1(a).   Name of Issuer:

             KNBT Bancorp, Inc.

Item 1(b).   Address of Issuer's Principal Executive Office:

             90 Highland Avenue
             Bethlehem, Pennsylvania 18017

Item 2(a).   Name of Person Filing:

             Keystone Nazareth Charitable Foundation

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             90 Highland Avenue
             Bethlehem, Pennsylvania 18017

Item 2(c).   Citizenship:

             Non-stock corporation incorporated in Delaware

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:

             482921  10  3

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             Not applicable

Item 4.      Ownership.

             (a)  Amount beneficially owned:

                  1,531,095

CUSIP NO. 482921 10 3                13G/A                   Page 4 of 5 Pages


          (b)  Percent of class:

               5.5% (based upon 27,678,568 shares issued and outstanding as of December 31, 2006).

          (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote   0
                                                            -------
              (ii)  Shared power to vote or to direct the vote   1,531,095
                                                              -------------
              (iii) Sole power to dispose or to direct the disposition of
                    1,531,095
                    ---------
              (iv)  Shared power to dispose or to direct the disposition of
                    0
                    ---
          The Keystone Nazareth Charitable Foundation (the "Foundation") was formed in connection with the conversion of Keystone Nazareth Bank
          & Trust Company (the wholly owned subsidiary of KNBT Bancorp, Inc.). Under the terms of the approval from the Federal Deposit Insurance Corporation, authorizing the establishment of the Foundation, shares of Common Stock owned by the Foundation are required to be voted in the same ratio as all other shares of Common Stock on all proposals presented to stockholders for consideration.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

CUSIP NO. 482921 10 3                13G/A                   Page 5 of 5 Pages



Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Keystone Nazareth Charitable Foundation


Date: February 13, 2007           By: /s/ Michele A. Linsky
                                      ----------------------------------------
                                      Name:   Michele A. Linsky
                                      Title:  Secretary